Exhibit 12.1

United Components, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Year Ended December 31,

						Pro Forma
	1998	1999	2000	2001	2002	2002

Earnings before income taxes	71,164	84,613	80,424	83,157	108,043	8,913
Fixed charges	3,894	3,125	3,107	3,379	2,927	51,043

Total Earnings	75,058	87,738	83,531	86,536	110,970	59,956

Interest expense	2,094	1,325	907	1,079	927	46,362
Amortization of financing and debt issuance costs						2,681
Estimated interest in rent expense	1,800	1,800	2,200	2,300	2,000	2,000

Total Fixed Charges	3,894	3,125	3,107	3,379	2,927	51,043

Ratio of earnings to fixed charges (1)	19.3	28.1	26.9	25.6	37.9	1.2

Deficit, earnings less than fixed charges	—	—	—	—	—	—

	Predecessor	UCI	Predecessor	UCI
	Combined	Consolidated	Combined	Consolidated	Pro Forma
	April 1, 2003	June 21, 2003	Jan. 1, 2003	June 21, 2003	Six Months
	through	through	through	through	ended
	June 20, 2003	June 30, 2003	June 20, 2003	June 30, 2003	June 30, 2003

Earnings before income taxes	(514)	(4,844)	22,724	(4,844)	(38,930)
Fixed charges	571	3,910	1,195	3,910	26,919

	57	(934)	23,919	(934)	(12,011)

Interest expense	121	3,787	245	3,787	24,590
Amortization of financing and debt issuance costs		73		73	1,329
Estimated interest in rent expense	450	50	950	50	1,000

	571	3,910	1,195	3,910	26,919

Ratio of earnings to fixed charges (1)			20.0

Deficit, earnings less than fixed charges	514	4,844	—	4,844	38,930

(1)	Ratio of earnings to fixed charges is calculated by dividing earnings before fixed charges and income taxes by fixed charges. Fixed charges are interest expense, amortization of financing and debt issuance costs, and an estimate of interest within rent expense.